May 9, 2008

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    FormulaWon, Inc.
          Registration Statement on Form S-1
          Filed April 24, 2008
          File No. 333-150424

Dear Ms. McManus:

We represent FormulaWon, Inc. (the “Company” or “FormulaWon”).  We are in receipt of your letter dated May 8, 2008 regarding the above referenced filing and the following are our responses.

General

Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $.05.  Your explanation should address the fact that the $.05 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market.  Alternately, increase the fixed price and pay the additional filing fee.

Answer:  We have increased the offering price to $0.10 and will pay the additional filing fee.

Very truly yours,

ANSLOW & JACLIN, LLP

By:/S/ Gregg E. Jaclin
      GREGG E. JACLIN